Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 136,677,797.00	0.0001381	$ 18,876.00
Fees Previously Paid
	Total Transaction Valuation:	$ 136,677,797.00
	Total Fees Due for Filing:			$ 18,876.00
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 18,876.00
Offering Note
[1]	The proposed maximum aggregate value of the transaction was calculated in accordance with Rule 457(f) and based on the 6,094,885 outstanding shares of Affinity Bancshares, Inc. as of May 5, 2026 and the average high and low market price of $22.425 on May 1, 2026.

Table 2: Fee Offset Claims and Sources	☑Not Applicable
	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims
Fee Offset Sources